Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northwest Bancshares, Inc.

We consent to the use of our report dated March 16, 2010 with respect to the consolidated statements of financial condition of Northwest Bancshares, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period then ended, incorporated by reference herein.  Our report on the consolidated financial statements refers to a change in the method of accounting for other-than-temporary impairment for debt securities in 2009, due to the adoption of FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-than-Temporary Impairments,” codified within FASB ASC Subtopic 320-10.

/s/ KPMG LLP

Pittsburgh, PA
November 15, 2010